
   FORM 4                               U.S. SECURITIES AND EXCHANGE COMMISSION
   Check this box is                             Washington, D.C. 20549                                   OMB APPROVAL
   no longer subject                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP             OMB No.                  3235-0287
   to Section 16.                                                                              Expires:        September 30, 1998
   Form 4 or Form 5                                                                            Estimated
   obligations may           Filed pursuant to Section 16(a) of the Securities Exchange Act    average
   continue.                of 1934, Section 17(a) of the Public Utility Holding Company Act   burden hrs.
   See Instruction 1(b).     of 1935 or Section 30(f) of the Investment Company Act of 1940    per response        . . . . . .0.5

1) Name and Address of Reporting Person*  2) Issuer Name and Ticker or Trading Symbol  6) Relationship of Reporting Person(s)
    INSIGNIA  PROPERTIES, L. P.              CONSOLIDATED CAPITAL INSTITUTIONAL           to Issuer
                                             PROPERTIES II
   _____________________________________     ________________________________________
  (Last)    (First)     (MI)              3) IRS Or Social   4) Statement for            [  ] Director   [X] 10% Owner
                                             Security Number    Month/Year               [  ] Officer    [ ] Other
     ONE INSIGNIA FINANCIAL PLAZA            of Reporting
     P. O. BOX 1089                          Person                                        _________________________________
   _____________________________________     (Voluntary)
  (Street)                                                   5) If Amendment,          7) Individual or Joint/Group Filing
                                                                Date, of
  GREENVILLE,   SC       29602                                  Original
  ______________________________________                        (Month/Year)              [ ] Form filed by One Reporting Person
  (City)    (State)     (Zip)                                   _____________             [X] Form filed by More than One
                                                                DECEMBER 1997                 Reporting Person

                        TABLE 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1) Title of Security       2) Transaction  3) Trans-    4)  Security Acquired    5) Amount of     6) Ownership     7) Nature of
      (Instr. 3)              Date            action        or Disposed             Securities       Form:            Indirect
                              (Month/         Code          of (D)                  Beneficially     Direct (D)       Beneficial
                              Day/Year)       (Inst.8)      (Inst. 3, 4 & 5)        Owned at         or               Ownership
                                             _________   ______________________     End of           Indirect (I)     (Inst.4)
                                             Code    V   Amount    (A)    Price     Month            (Inst. 4)
                                                                   (D)              (Inst.3&4)
________________________________________________________________________________________________________________________________
LIMITED PARTNERSHIP UNITS      12/31/97       P         163227.6    A     40.09      163,227.6            D
________________________________________________________________________________________________________________________________



 TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1)Title of      2)Conver-    3)Trans-    4)Trans-    5)Number of     6)Date             7)Title and      8) Price of
  Derivative      sion or      action      action      Derivative      Exercisable        Amount of         Deriv-
  Security        Exercise     Date        Code        Securities      and Expiration     Underlying        ative
  (Inst. 3)       Price of     (Month/     (Inst.8)    Acquired (A)    Date (Month/       Securities        Security
                  Derivative   Day/Year)               or Disposed     Day/Year)          (Inst. 3&4)       (Inst. 5)
                  Security                             of (D)          _______________    _______________
                                                       (Inst. 3,4&5)   Date     Expir-             Amount
                                                                       Excer-   ation                or
                                           _________   _____________   cisable  Date       Title   Number
                                           Code   V     (A)      (D)                                 of
                                                                                                   Shares



 TABLE II (continued)- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

9) Number of     10) Owner-        11) Nature of
   Derivative        ship              Indirect
   Securities        Form of           Beneficial
   Beneficially      Deriv-            Ownership
   Owned at          ative             (Inst. 4)
   End of            Security:
   Month             Direct (D)
   (Inst. 4)         or
                     Indirect (I)
                     (Inst. 4)



Explanation of Responses:
________________________


The referenced Units are directly owned by Insignia Properties, L.P. (IPLP" or the Designated File"). The same shares may be deemed to be indirectly owned by:

1. Insignia Properties Trust ("IPT"), which is the general partner of the Designated Filer.

2. Insignia Financial Group, Inc. ("Insignia"), which is owner of all of the outstanding Class B Common Shares of Beneficial Interest in IPT, entitling it to elect a majority of the trustees of IPT.

3. Andrew L. Farkas, who is the beneficial owner of approximately 28.4% of the outstanding common stock of Insignia. Insignia owns all of the outstanding Class B Common shares of Beneficial Interest in IPT, entitling it to elect a majority of the trustees of IPT. Mr. Farkas is a trustee of IPT.


INSIGNIA PROPERTIES TRUST

By:  /s/ William H. Jarrard Jr.
     __________________________
     William H. Jarrard, Jr. Sr. Vice President


INSIGNIA FINANCIAL GROUP, INC.


By:  /s/ Daniel M. LeBey
     ___________________
     Daniel M. LeBey, Assistant General Counsel and Assistant Secretary


     /s/ Andrew L. Farkas
     ____________________
     Andrew L. Farkas


**Intentional misstatements or  omissions of facts constitute Federal
  Criminal Violations.

  See 18 U.S.C. 1001 and 15 U.S.C 78ff(a).



/s/William H. Jarrard, Jr.                                  February 12, 1998
__________________________                                  _________________
**Signature of Reporting Person                             Date

By:  William H. Jarrard, Jr.

                                                                 SEC 1474 (8/92)


                                                                      -DEC. 1997